Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 866.974.7329

February 13, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sandra Hunter Berkheimer and David Lin

Re:	Bakkt Holdings, Inc.

•	Amendment No. 1 to Registration Statement on Form S-3 Filed February 7, 2024 (File No. 333-271361)

•	Amendment No. 1 to Registration Statement on Form S-3 Filed February 7, 2024 (File No. 333-271362)

•	Post-Effective Amendment No. 3 to Form S-1 on Form S-3 Filed February 7, 2024 (File No. 333-261034)

•	Amendment No. 1 to Registration Statement on Form S-3 Filed February 7, 2024 (File No. 333-271438)

(collectively, the “Registration Statements”)

Dear Ms. Berkheimer and Mr. Lin:

On behalf of Bakkt Holdings, Inc. (including its subsidiaries as the context requires, the “Company” and, in the responses below, “we”, “us” and “our”), we submit this letter containing consolidated responses to the comment letters, dated February 12, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Registration Statements.

For ease of review, each of your comments from your comment letter relating to the Registration Statement with File No. 333-271361 are set forth below, followed by the Company’s responses. Such responses are intended to be responsive to the comment letter relating to the Registration Statement with File No. 333-271361, as well as the corresponding substantively identical comment letters provided in respect of the other three Registration Statements, as applicable. All references to page numbers and captions correspond to the Registration Statement with File No. 333-271361 unless otherwise specified.

AUSTIN BEIJING BOSTON BOULDER BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

February 13, 2024

Response Dated February 1, 2024

General

1.	Please address the following with respect to the going concern disclosure in your amended Form 10-Q for the quarterly period ended September 30, 2023:

•	Revise your Prospectus Summary to provide disclosure about the facts that raise substantial doubt about your ability to continue as a going concern. Your disclosure should include a discussion of:

•	the principal conditions or events that raise substantial doubt about your ability to continue as a going concern;

•	your evaluation of the significance of those conditions or events in relation to your ability to meet your obligations; and

•	management’s plans that are intended to mitigate the conditions or events that raise substantial doubt about your ability to continue as a going concern.

•

As part of this disclosure, please also include a discussion of your current liquidity position, the sources of that liquidity (e.g., cash, short-term investments, etc.), and the expected uses and timing of uses of that liquidity.

•

Regarding the going concern risk factor disclosure in your amended Form 10-Q, please tell us whether or not you considered revisions or updates to any other disclosures, including the subsequent events footnote to your interim financial statements, related to facts that raise substantial doubt about your ability to continue as a going concern.

Response:

The Company respectfully advises the Staff that, promptly after the submission of this letter, it will file Amendment No. 3 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Quarterly Report”), which would be substantively unchanged from Amendment No. 2, except that it would:

(i)

Include the Company’s interim financial statements as of and for the period ended September 30, 2023 under Part 1, Item 1. These financial statements would be unchanged from those included in the original filing of the Quarterly Report, except for an amended and restated Note 20 thereto providing an update on the substantial doubt regarding the Company’s ability to continue as a going concern, as a result of developments since the filing of Amendment No. 2 to the Quarterly Report;

(ii)	update the risk factor in Part II, Item 1A “Risk Factors” that was filed with Amendments No. 1 and 2 to the Quarterly Report related to our ability to continue as a going concern; and

(iii)	update the explanatory note accordingly.

Proposed draft pages of Amendment No. 3 to the Company’s Form 10-Q showing the amended and restated subsequent event footnote, such proposed updated risk factor and the updated explanatory note are attached hereto as Annex A.

The Company also respectfully advises the Staff that, promptly after the submission of this letter, it will file amendments to each of the Registration Statements that would update each applicable prospectus summary therein to address the disclosure requested in the first and second bullets in this Comment No. 1. Proposed draft pages of the prospectus summary to Registration Statement with File No. 333-271362, which will be conformed across all the Registration Statements, are attached hereto as Annex B.

2

Securities and Exchange Commission

February 13, 2024

Further, the Company respectfully acknowledges the Staff’s comment that the Company consider revisions or updates to any other disclosures in the Quarterly Report, including the subsequent events footnote to its interim financial statements, related to facts that raise substantial doubt about its ability to continue as a going concern. As noted above, the Company intends to file Amendment No. 3 to the Quarterly Report to add the disclosure shown on Annex A, which includes an amended and restated subsequent events footnote (restated Note 20) to the Company’s interim financial statements. However, the Company does not believe that disclosure updates other than those to be disclosed in such Amendment No. 3 are appropriate, as such disclosure only speaks as of the original filing date of the Quarterly Report and, therefore, remains unchanged by the post-initial filing developments regarding the Company’s ability to continue as a going concern.

Incorporation by Reference, page 19

2.

Please update this section to incorporate by reference your Form 10-Q/A filed on February 8, 2024. For guidance, refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response:

In connection with the filing of the Registration Statements to reflect the proposed disclosure on Annex B, the Company will add Amendments No. 2 and 3 to the Quarterly Report to the list of filings that are incorporated by reference into each Registration Statement.

Exhibits

3.

We note that you are registering the offer and sale of securities having an aggregate offering price of up to $150,000,000. However, the legality opinion filed as Exhibit 5.1 refers to an aggregate offering price of up to $115,000,000. Please obtain and file a revised opinion of counsel that reflects the aggregate offering price described in your registration statement.

Response:

A new legality opinion reflecting the updated aggregate offering price will be filed as Exhibit 5.1 to Registration Statement File No. 333-271361 in connection with the other proposed disclosure updates noted above.

Please direct any questions regarding the Company’s responses or the Registration Statements to J. Matthew Lyons at (512) 338-5411 or mlyons@wsgr.com or Austin March at (512) 338-5410 or amarch@wsgr.com.

Sincerely,

/s/ Wilson Sonsini Goodrich & Rosati, Professional Corporation

WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL

CORPORATION

cc:	Gavin Michael, Bakkt Holdings, Inc.

Marc D’Annunzio, Bakkt Holdings, Inc.

Paul Simmons, Bakkt Holdings, Inc.

3

Annex A

(see attached)

Explanatory Note

Bakkt Holdings, Inc. (Bakkt,” “we,” “us,” “our,” or the “Company”) is filing this Amendment No. 3 to its Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2023 (this “Amended Form 10-Q” or “10-Q/A”), as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2023 (the “Original Form 10-Q”). As noted below, the disclosure updates to the Original Form 10-Q included in Part II, Item 1A and Item 5 in Amendments No. 1 and 2 are restated, except as otherwise noted below, in this Amendment No. 3 for completeness.

This Amended Form 10-Q is presented as of the filing date of the Original Form 10-Q and does not (i) reflect events occurring after that date, except with respect to the information regarding our ability to continue as a going concern and certain business updates, each as noted below, or (ii) modify or update disclosures in any way other than as required to reflect the amendment and restatement as described below. Accordingly, this Amended Form 10-Q should be read in conjunction with the Original Form 10-Q and our filings with the SEC subsequent to the date on which we filed the Original Form 10-Q.

The purpose of this Amended Form 10-Q is to (i) revise the disclosure in Note 20 “Subsequent Events” in Part I, Item 1, Notes to Unaudited Consolidated Financial Statements to include updates related to events subsequent to the filing of the Original Form 10-Q related to our ability to continue as a going concern, (ii) update the risk factor in Part II, Item 1A “Risk Factors” that was filed with prior amendments to the Original Form 10-Q related to our ability to continue as a going concern, as we have subsequently deemed there to be substantial doubt regarding our ability to continue as a going concern 12 months following the date of this Amended Form 10-Q without raising capital, (iii) restate the other disclosure included in Part II, Item 1A “Risk Factors” of Amendments No. 1 and 2 to the Original Form 10-Q, which amended and restated Part II, Item 1A “Risk Factors” to provide further updates to certain risks resulting from changes to the Company’s business following its acquisition (the “Bakkt Crypto Acquisition”) of Bakkt Crypto Solutions, LLC (“Bakkt Crypto”), formerly Apex Crypto LLC (“Apex Crypto”), and (iv) restate the disclosure included in Part II, Item 5 of Amendments No. 1 and 2 to the Original Form 10-Q, which amended and restated Part II, Item 5 to provide an update to the Company’s business activities following the Bakkt Crypto Acquisition. Part II, Item 6 “Exhibits” has also been amended and restated to include currently dated certifications of the Company’s principal executive officer and principal financial officer as required by Sections 302 and 906 of the Sarbanes Oxley Act of 2002. The certifications are attached to this Amended Form 10-Q as Exhibits 31.1, 31.2, 32.1 and 32.2.

Note 20. Subsequent Events

Subsequent to the filing of the Original Form 10-Q, and in connection with the filing of this Amended Form 10-Q, we evaluated our ability to continue as a going concern using the information available to us as of the date of this filing.

We have incurred net losses and consumed cashflow from operations since our inception and incurred losses and consumed cash through the date of this filing in excess of our budgets, due to increased cash utilization in operations and lower realization of actual revenues. We have historically relied on our existing cash and available-for-sale securities portfolio to fund operations. We do not have any long-term debt to service but have commitments under long-term cloud computing, lease and marketing contracts. We expect to continue to incur losses and consume cash for the foreseeable future, which has raised substantial doubt about our ability to continue as a going concern.

We do not believe that our cash, short-term securities, and restricted cash are sufficient to fund our operations for the next 12 months, without raising additional capital in the near future. We have been executing a strategic plan to optimize our capital allocation and expense base since the fourth quarter of 2022, which has reduced our annual cash expenses year over year and which we expect will continue to reduce our cash expenses in 2024. We are also planning to integrate our regulated entities to reduce regulatory capital and insurance requirements. However, it is critical to our plan to mitigate our cash burn that we significantly expand our revenue base to be able to generate a sustainable operating profit. There is significant uncertainty associated with our expansion to new markets and the growth of our revenue base given the uncertain and rapidly evolving environment associated with crypto assets. Accordingly, we cannot conclude that it is probable we will be able to increase revenues substantially beyond levels that we have attained in the past in order to generate sustainable operating profit to continue doing business, and, as a result, we have concluded these plans do not alleviate substantial doubt about our ability to continue as a going concern. We are seeking additional financing and evaluating financing alternatives in order to meet our cash requirements for the next 12 months. We cannot be certain that raising additional capital, whether through selling additional equity or debt securities or obtaining a line of credit or other loan, will be available to us or, if available, will be on terms acceptable to us.

Risk Factor Updates

We might not be able to continue as a going concern.

Our unaudited condensed consolidated financial statements as of September 30, 2023 were prepared under the assumption that we would continue as a going concern for the next twelve months from the date we filed the Original Form 10-Q, which contemplated the realization of assets and the satisfaction of liabilities in the normal course of business and did not include any adjustments relating to recoverability and the classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of certain uncertainties.

Subsequent to the filing of the Original Form 10-Q and in connection with the filing of this Amended Form 10-Q we have determined that we do not believe that our cash and restricted cash are sufficient to fund our operations for the 12 months following the date of this Amended Form 10-Q. Specifically, as of January 31, 2024, the Company had approximately $50.0 million of cash and cash equivalents that was not restricted and approximately $8.2 million in available-for-sale securities. We intend to use our unrestricted cash and proceeds from maturity of available-for-

sale debt securities to (i) fund our day-to-day operations, including regulatory capital, compensating balance arrangements and other similar commitments which may be subject to change, (ii) activate new crypto clients, (iii)maintain our product development efforts, and (iv) optimize our technology infrastructure. Our cash and proceeds from the maturity of available-for-sale debt securities as of the date of the filing of this Amended Form 10-Q are estimated to fund our operations into the second or third quarter of 2024, depending on the results from our ongoing negotiations of requests for increased cash collateral or revised credit terms with certain of our providers.

There is significant uncertainty associated with our expansion to new markets and the growth of our revenue base given the rapidly evolving environment associated with crypto assets. Accordingly, we cannot conclude it is probable we will be able to increase revenues substantially beyond levels that we have attained in the past in order to generate sustainable operating profit and sufficient cash flows to continue doing business without raising additional capital in the near future. As a result of our expected operating losses and cash burn for the foreseeable future and recurring losses from operations, if we are unable to raise sufficient capital through additional debt or equity arrangements, there will be uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively, which has raised substantial doubt as to our ability to continue as a going concern. If we cannot continue as a viable entity, our stockholders would likely lose most or all of their investment in us.

As a result, we have experienced and may continue to experience additional impacts to our business as a result of our partners and customers concern regarding our ability to continue as a going concern. For example, since the filing of Amendment No. 2 to the Original Form 10-Q, (i) one of our partners has closed of all customer positions, (ii) we have received inquiries from partners and prospective partners about the financial position of the Company, (iii) certain of our surety bond providers have requested additional collateral, (iv) our purchasing card provider has requested an additional collateral pledge of between $8 million and 13 million, depending on the amount of the purchasing limit thereunder, and (v) certain of our liquidity providers have requested updated payment arrangements. There can be no assurance that we will not experience additional adverse impacts to our business, including additional or accelerated account closures, loss of future potential business, and additional demands for cash or collateral, which, individually or in the aggregate may further impair our business and exacerbate our going concerns.

As we are currently unable to generate sustainable operating profit and sufficient cash flows, we have determined that our future success will depend on our ability to raise sufficient additional capital. We are seeking additional financing and evaluating financing alternatives in order to meet our cash requirements for the next 12 months. We cannot be certain that raising additional capital, whether through selling additional equity or debt securities or obtaining a line of credit or other loan, will be available to us or, if available, will be on terms acceptable to us. If we issue additional securities to raise funds, these securities may have rights, preferences, or privileges senior to those of our common stock, and our current stockholders may experience dilution. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our current platform expansion programs, cut operating costs, forego future development and other opportunities or even terminate our operations. In addition, even if we are able to mitigate or alleviate our going concern status, we may be unable to recover with investors, partners and customers due to the adverse reputational effects.

Annex B

(see attached)

Liquidity and Going Concern

In the unaudited financial statements included in our quarterly report on Form 10-Q for the quarterly period ended September 30, 2023 (the “Original Form 10-Q”) filed on November 14, 2023 (the “Original 10-Q Filing Date”), we disclosed that subsequent to the filing of the Original Form 10-Q, and in connection with the filing of Amendment No. 3 to the Original Form 10-Q (the “Amended Form 10-Q”), we made the following determination regarding our ability to continue as a going concern using the information available to us as of the date of the filing of the Amended Form 10-Q.

We have incurred net losses and consumed cashflow from operations since our inception and continue to incur losses and consume cash through the date of the Amended Form 10-Q filing. We have historically relied on our existing cash and available-for-sale securities portfolio to fund operations. We do not have any long-term debt to service but have commitments under long-term cloud computing, lease and marketing contracts. We expect to continue to incur losses and consume cash for the foreseeable future, which, as of the date of filing of the Amended Form 10-Q, raised substantial doubt about our ability to continue as a going concern.

As of the date of the Amended Form 10-Q, we did not believe that our cash, short-term securities, and restricted cash were sufficient to fund our operations for the next 12 months, without raising additional capital in the near future. We have been executing a strategic plan to optimize our capital allocation and expense base since the fourth quarter of 2022, which has reduced our annual cash expenses year over year and which we expect will continue to reduce our cash expenses in 2024. We are also planning to integrate our regulated entities to reduce regulatory capital and insurance requirements. However, it is critical to our plan to mitigate our cash burn that we significantly expand our revenue base to be able to generate a sustainable operating profit. There is significant uncertainty associated with our expansion to new markets and the growth of our revenue base given the uncertain and rapidly evolving environment associated with crypto assets. Accordingly, we could not conclude, as of the date of the filing of the Amended Form 10-Q, that it was probable that we would be able to increase revenues substantially beyond levels that we have attained in the past in order to generate sustainable operating profit to continue doing business, and, as a result, we concluded these plans did not alleviate substantial doubt about our ability to continue as a going concern. We are seeking additional financing and evaluating financing alternatives in order to meet our cash requirements for the next 12 months. We cannot be certain that raising additional capital, whether through selling additional equity or debt securities or obtaining a line of credit or other loan, will be available to us or, if available, will be on terms acceptable to us.

For additional information, please see our other filings with the SEC that are incorporated by reference into this prospectus, including the Amended Form 10-Q.